Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CLOSURE OF REGISTER OF MEMBERS

NOTICE IS HEREBY GIVEN THAT the register of members of Semiconductor Manufacturing International Corporation (the “Company”) will be closed from Monday, 10 June 2013 to Thursday, 13 June 2013, both days inclusive. The purpose of such closure of register is to enable the Company to determine the identity of the shareholders of the Company (the “Shareholders”) who are entitled to attend and vote at the upcoming annual general meeting of the Company scheduled to be held on 13 June 2013 (the “AGM”) to approve, among other things, the following:

1.	re-election of directors of the Company;

2.	proposed general mandates to issue and repurchase shares of the Company;

3.	adoption of the 2014 Stock Option Plan, the 2014 Employee Stock Purchase Plan and the 2014 Equity Incentive Plan (the “New Share Plans”); and

4.	termination of the 2004 Stock Option Plan, the 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan (the “Existing Share Plans”),

details of which are set out in the AGM circular despatched to the Shareholders on 13 May 2013.

During such period, no transfer of shares of the Company will be registered. In order to qualify for attending and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 7 June 2013. The record date is 13 June 2013, being the day on which the identity of the Shareholders who are entitled to attend and vote at the AGM will be determined.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 23 May 2013